SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2026

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

A Publicly-Held Company

ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS

Consolidated Synthetic Voting Map

Ambev S.A. (“Company”), pursuant to CVM Ruling No. 81/22, publishes today the synthetic voting map containing the consolidation of the voting instructions transmitted by the shareholders to the central depositary, to the Company’s bookkeeper and directly to the Company, for each item included in the bulletins for distance vote with respect to the matters submitted to the Ordinary and Extraordinary Shareholders' Meetings of the Company as of April 30, 2026. The consolidated synthetic voting map, as received by the Company, is provided on the tables below.

São Paulo, April 28, 2026.

Ambev S.A.

Guilherme Fleury de Figueiredo Ferraz Parolari

Chief Financial and Investor Relations Officer

1

Company’s Consolidated Synthetic Voting Map Annual and Extraordinary General Shareholders’ Meetings of Ambev S.A.to be held on April 30, 2026

#	RESOLUTION	VOTE	TOTAL
ORDINARY GENERAL MEETING
1.	Analyze and approve the managers’ accounts and examine discuss and vote the financial statements for the fiscal year ended on December 31, 2025.	APPROVE	13,024,376,395
		REJECT	411,641
		ABSTAIN	365,407,318
2.	Resolve on the allocation of net profit for the fiscal year ended December 31, 2025 and regarding the re-ratification of the amount of net profit for the fiscal year 2024 that had been allocated to the investment reserve and the tax incentive reserve at the Annual Ordinary Meeting held in 2025, in accordance with the terms of the Management Proposal.	APPROVE	13,385,782,284
		REJECT	4,402,624
		ABSTAIN	10,446
3.	Approve setting the number of seats of the Board of Directors at 9 effective seats and 2 alternates, for the next term, pursuant to the Management Proposal.	APPROVE	13,365,876,157
		REJECT	24,301,448
		ABSTAIN	17,749
4.	Election of the Board of Directors (limit of vacancies to be filled: 9) - Elect 9 effective members and 2 alternates for the Board of Directors, for a term of 3 years that will end at the Annual Ordinary Meeting to be held in 2029, as indicated by the controlling shareholders mentioned in the Management Proposal:	-	-
4.1.	Michel Dimitrios Doukeris / Ricardo Tadeu Almeida Cabral de Soares (alternate member not linked to any specific member, pursuant to the Company’s Bylaws)	APPROVE	12,132,438,276
		REJECT	1,251,690,578
		ABSTAIN	6,066,500
4.2.	Victorio Carlos De Marchi (effective member)	APPROVE	12,038,689,533
		REJECT	1,345,439,220
		ABSTAIN	6,066,601

2

Company’s Consolidated Synthetic Voting Map Annual and Extraordinary General Shareholders’ Meetings of Ambev S.A.to be held on April 30, 2026

4.3.	Lia Machado de Matos (effective member)	APPROVE	12,080,220,827
		REJECT	1,302,156,018
		ABSTAIN	7,818,509
4.4.	Fernando Mommensohn Tennenbaum (effective member)	APPROVE	12,165,137,222
		REJECT	1,218,991,531
		ABSTAIN	6,066,601
4.5.	Fabio Colletti Barbosa (effective member)	APPROVE	12,074,722,622
		REJECT	1,307,653,284
		ABSTAIN	7,819,448
4.6.	Milton Seligman (effective member) / David Henrique Galatro de Almeida (alternate member not linked to any specific member, pursuant to the Company’s Bylaws)	APPROVE	12,080,221,999
		REJECT	1,303,906,754
		ABSTAIN	6,066,601
4.7.	Ricardo Manuel Frangatos Pires Moreira (effective member)	APPROVE	12,116,554,537
		REJECT	1,267,574,216
		ABSTAIN	6,066,601
4.8.	Luciana Pires Dias (effective member and Independent Member, pursuant to CVM Res. 80/22)	APPROVE	13,333,131,930
		REJECT	49,245,881
		ABSTAIN	7,817,543
4.9.	Fernanda Gemael Hoefel (effective member and Independent Member, pursuant to CVM Res. 80/22)	APPROVE	13,366,799,492
		REJECT	15,578,319
		ABSTAIN	7,817,543

3

Company’s Consolidated Synthetic Voting Map Annual and Extraordinary General Shareholders’ Meetings of Ambev S.A.to be held on April 30, 2026

5.	In case the multiple vote election process be adopted, should the votes corresponding to your shares be distributed in equal percentages among the members you chose? If the shareholder chooses to “abstain” and the election occurs by the multiple voting process, his/her vote must be counted as an abstention in the respective resolution of the meeting.	YES	12,106,742,316
		NO	2,926
		ABSTAIN	1,283,450,112
6.

Visualization of all candidates to indicate the % (percentage) of votes to be attributed:

(Candidate 1): Michel Dimitrios Doukeris (effective member) / Ricardo Tadeu Almeida Cabral de Soares (alternate member not linked to any specific member, pursuant to the Company’s Bylaws) [ ]%

(Candidate 2): Victorio Carlos De Marchi (effective member) [ ]%

(Candidate 3): Lia Machado de Matos (effective member) [ ] %

(Candidate 4): Fernando Mommensohn Tennenbaum (effective member) [ ] %

(Candidate 5): Fabio Colletti Barbosa (effective member) [ ] %

(Candidate 6): Milton Seligman (effective member) / David Henrique Galatro de Almeida (alternate member not linked to any specific member, pursuant to the Company’s Bylaws) [ ]%

(Candidate 7): Ricardo Manuel Frangatos Pires Moreira (effective member)[ ]%

(Candidate 8): Luciana Pires Dias (effective member and Independent Member, pursuant to CVM Res. 80/22) [ ]%

(Candidate 9): Fernanda Gemael Hoefel (effective member and Independent Member, pursuant to CVM Res. 80/22) [ ]%

		-	-
		Candidate 1 and Alternate	71,997,062
		Candidate 2	66,232,087
		Candidate 3	66,745,741
		Candidate 4	71,450,597
		Candidate 5	66,744.906
		Candidate 6 and Alternate	66,745,360
		Candidate 7	65,653,977
		Candidate 8	103,520,892
		Candidate 9	103,521,381
7.	Do you want to request the adoption of the multiple voting process for the election of the Board of Directors, under the terms of article 141, of Law No. 6,404/76? (If a shareholder chooses "no" or "abstain," their shares will not be counted for the purpose of requesting multiple voting rights). [* Note: this resolution is not part of the agenda nor constitutes a Management Proposal, having been inserted in compliance with the provisions of article 34, IV, of CVM Res. 81/22.]	YES	245,745,513
		NO	12,082,488,142
		ABSTAIN	1,061,961,699

4

Company’s Consolidated Synthetic Voting Map Annual and Extraordinary General Shareholders’ Meetings of Ambev S.A.to be held on April 30, 2026

8.	Do you want to request the adoption of separate election of the Board of Directors, under the terms of article 141, § 4º, I, of Law No. 6,404/76? (The shareholder may only complete this field if they have been the uninterrupted holder of the shares with which they exercise their voting rights for the 3 months immediately preceding the general meeting. If the shareholders decide to vote “no” or “abstain”, their shares will not be counted for purposes of requesting the separate election of the board of directors)	APPROVE	2,164,419
		REJECT	11,966,381,992
		ABSTAIN	1,421,648,943
9.	Approve setting the number of seats of the Fiscal Council at 3 effective seats and respective alternates, for the next term, pursuant to the Management Proposal.	APPROVE	13,390,168,723
		REJECT	4,289
		ABSTAIN	22,342
10.	Election of the fiscal council separately – Common Shares Candidates to the Fiscal Council nominated by minority shareholders holding shares with voting rights (the shareholder shall complete this field if they have left the general election field blank), for the single seat of effective/alternate member (vote for only one slate):	-	-
10.1.	Fabio de Oliveira Moser (effective member) / Nilson Martiniano Moreira (alternate member)	APPROVE	1,830,946,244
		REJECT	11,637,261
		ABSTAIN	208,287,630
10.2.	Aristóteles Nogueira Filho (effective member) / Vasco de Freitas Barcellos Neto (alternate member)	APPROVE	211,682,838
		REJECT	66,036,070
		ABSTAIN	1,773,152,227
11.	Election of the Fiscal Council by single slate Indication by the Controlling Shareholder Candidates José Ronaldo Vilela Rezende (effective member)/ Luiz Alfredo Vieira Sales (alternate member) Elidie Palma Bifano (effective member) /Eduardo Rogatto Luque (alternate member)	APPROVE	11,353,260,456
		REJECT	63,161,444
		ABSTAIN	1,973,773,454

5

Company’s Consolidated Synthetic Voting Map Annual and Extraordinary General Shareholders’ Meetings of Ambev S.A.to be held on April 30, 2026

12.	If one of the candidates that are part of the Controller Slate - Fiscal Council fails to integrate it to accommodate the separate election as provided on articles 161, §4, and 240 of Law 6,404/76, the votes corresponding to your shares may still be given to the chosen slate?	YES	11,347,781,490
		NO	1,958,512,291
		ABSTAIN	83,901,573
13.	Determine the overall compensation of the managers for the 2026 fiscal year, pursuant to the terms set forth in the Management Proposal.	APPROVE	13,178,677,175
		REJECT	211,025,081
		ABSTAIN	493,098
14.	To determine the overall compensation of the Fiscal Council’s members for the year of 2025, with alternate members’ compensation corresponding to half of the amount received by the effective members, under the terms set forth in the Management Proposal.	APPROVE	13,384,900,890
		REJECT	2,151,412
		ABSTAIN	3,143,052

6

Company’s Consolidated Synthetic Voting Map Annual and Extraordinary General Shareholders’ Meetings of Ambev S.A.to be held on April 30, 2026

#	RESOLUTION	VOTE	TOTAL
EXTRAORDINARY GENERAL MEETING
1	Amend the heading of article 5 of the Company’s bylaws, in order to reflect the capital increases approved by the Board of Directors up to the call notice date of the Ordinary and Extraordinary Shareholders’ Meeting, within the authorized capital limit, pursuant to the Management Proposal.	APPROVE	13,660,304,566
		REJECT	127,785
		ABSTAIN	1,762,346
2	Amend the heading of Article 22 and Articles 25 and 31, include new Article 30, and exclude Articles 26, 27, 29, 33 and 34 of the Company’s Bylaws, in order to amend the framework of statutory officers, assign a specific designation to the position of Corporate Affairs Vice President Officer, and adjust the duties of certain remaining positions, pursuant to the Management Proposal.	APPROVE	13,659,715,254
		REJECT	714,950
		ABSTAIN	1,764,493
3	Amend the §3 of article 40 of the Company’s Bylaws, in order to clarify that the interim dividends and interest on capital will only be considered as an advance payment of the mandatory minimum dividend if there is no resolution of the Board of Directors to the contrary, pursuant to the Management Proposal.	APPROVE	13,660,457,334
		REJECT	1,727,305
		ABSTAIN	10,058
4	Renumber the articles and consolidate the Company’s bylaws, pursuant to the Management Proposal.	APPROVE	13,660,456,585
		REJECT	1,726,406
		ABSTAIN	11,706

7

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2026

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer